Exhibit 4.3

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE SUCH INFORMATION (I) IS NOT MATERIAL, (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED, AND (III) IS THE TYPE OF INFORMATION THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

REVENUE SHARE AGREEMENT

This Revenue Share Agreement (the “Agreement”) is made and entered into as of 20th November, 2024 (the “Contract Date”) and effective as of August 20th, 2024 (the “Effective Date”), by and between:

1.DoubleU Games Co., Ltd, a company incorporated under the laws of South Korea, with its registered address at 16F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea (the “Game Developer”); and

2.SuprPlay Ltd, a company incorporated under the laws of Malta, with its registered address at Palazzo Villa Rosa, Triq in-Nemes, Swieqi SWQ 3302, Malta (the “Operator”).

(Each, a “Party” and collectively, the “Parties”).

RECITALS

A.The Game Developer has developed a game titled [***] (the “Game”);

B.The Operator is a gaming operator that provides on-line games on the websites: www.duelz.com www.nyspins.com www.voodoodreams.com (“Websites”);

C.The Operator has entered into a separate agreement with a platform provider (the “Platform Provider”) for the distribution of games, including the Game;

D.The Parties wish to agree on the revenue-sharing arrangement for the Game as further detailed herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Agreement, the Parties agree as follows:

1. DEFINITIONS

1.1“Gross Gaming Revenue” (GGR): The total amount of money wagered by players on the Game, less the total amount paid out to players as winnings.
1.2“Net Gaming Revenue” (NGR): The Gross Gaming Revenue generated from the Game by the Operator, less the following deductions:

a) Platform Fee

b) Bonuses or free bets awarded to players

c) Cancelled or void bets
d) Gaming tax relating to the turnover and/or winnings of the Games
e) Chargebacks.

1.3Platform: the gaming platform into which the Game is integrated as provided by the Platform Provider.

1.4“Platform Fee”: A fee equivalent to [***]% of NGR payable by the Operator to the Platform Provider for making the Game available on the Platform. This fee may be subject to increase in the future as agreed between the Operator and the Platform Provider, in which case such increases shall be reflected in the calculation of NGR from the effective date of the change.

1.5“Revenue Share”: The percentage of NGR, payable in EUR, by the Operator to the Game Developer for the Game, as set forth in Section 5.

3. SCOPE OF AGREEMENT

3.1. The Game Developer grants the Operator during the term of this Agreement a non-exclusive license to distribute and make the Game available to end-users via the Operator’s Websites.

3.2. The Operator shall make the Game available on its Websites through the Platform, in accordance with the terms agreed with the Platform Provider.

4. RESPONSIBILITIES OF THE PARTIES

4.1 The Game Developer shall ensure the Game complies with all applicable laws and technical standards.

4.2 The Operator shall use commercially reasonable efforts to market and promote the Game.

5. REVENUE SHARE PAYMENTS

5.1 The Operator shall pay the Game Developer [***]% of the NGR for the Game as the Revenue Share.

5.2 Revenue Share payments shall be calculated and paid monthly, within 30 days after the end of each calendar month. Part-months shall be payable on a pro-rata basis. Notwithstanding the foregoing, the payment schedule may be adjusted by mutual agreement of the Parties.

5.3 The Operator shall provide a monthly report detailing:
(a) Gross revenue generated by the Game;
(b) Deductions (e.g., winnings, bonuses, Platform Fee, etc.);
(c) Net Gaming Revenue; and
(d) the amount of Revenue Share due to the Game Developer.

6. AUDIT RIGHTS

The Game Developer shall have the right to audit the Operator’s records related to the Game once per calendar year, upon at least 30 days’ prior written notice, during regular business hours, and at the Game Developer’s expense.

7. TERM AND TERMINATION

7.1 This Agreement shall commence on the Effective Date and continue until terminated by either Party upon 30 days’ written notice.

7.2 Either Party may terminate this Agreement immediately if the other Party materially breaches this Agreement and fails to cure such breach within 30 days of receiving written notice of the breach.

7.3 Upon termination:
(a) Operator shall immediately cease distribution of the Game;
(b) All accrued payment obligations shall survive termination.

8. INTELLECTUAL PROPERTY

8.1 All intellectual property rights in and to the Game shall remain the exclusive property of the Game Developer. Nothing in this Agreement shall transfer ownership of any intellectual property rights.

8.2 The Game Developer shall, at its own expense, defend or at its option settle, indemnify and hold the Operator harmless from any direct losses, damages, liabilities, costs and expenses suffered or incurred by the Operator arising from any finding of a court of competent jurisdiction that the Game infringes any patent, copyright (including software) or trademark of any third party.

9. CONFIDENTIALITY

The Parties agree to keep all non-public information relating to this Agreement confidential, except as required by law or with the other Party’s prior written consent.

10. MISCELLANEOUS

10.1 This Agreement shall be governed by and construed in accordance with the laws of Malta and shall be subject to arbitration proceedings in accordance with the Arbitration Ruiles of the Malta Arbitration Centre. The language of the arbitral proceedings shall be English.

10.2 This Agreement constitutes the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior agreements.

10.3 If any provision of this Agreement or part thereof shall to any extent be or become invalid or unenforceable, the Parties shall agree upon any necessary and reasonable adjustment of the Agreement in order to secure the vital interests of the Parties and the main objectives prevailing at the time of execution of the Agreement.

10.4 Any amendments to this Agreement must be in writing and signed by both Parties.

10.5 Neither Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Contract Date.

DoubleU Games Co., Ltd By: /s/ Jay Choi Name: Jay Choi Title: Chief Financial Officer Date: November 20, 2024	SuprPlay Ltd By: /s/ Henric Andersson Name: Henric Andersson Title: Director Date: November 20, 2024